Filed by NetIQ Corporation
                           Pursuant to Rule 425 Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                                  Under the Exchange Act of 1934

                                         Subject Company:  WebTrends Corporation
                                                   Commission File No. 000-25215


                              NETIQ CORPORATION &
                             WEBTRENDS CORPORATION

                                January 17, 2001
                                 7:30 a.m. CST


         Coordinator   Good morning and thank you all for holding. Your lines
have been placed on a listen only mode until today's question and answer segment. Today's conference call is being recorded. If you have any objections, please disconnect at this time.

              I would now like to turn your call over to Mr. Jim Barth. Thank you, sir, you may begin.

J. Barth      Thank you and good morning, ladies and gentlemen.

(Audio cut)

              ...announcing the strategic merger of NetIQ and WebTrends. For those of you who have not seen the release, a copy is available on either of our corporate Websites. With me today are Ching-Fa Hwang, CEO of NetIQ; Eli Shapira, CEO of WebTrends and Jim Richardson, CFO of WebTrends; Tom Kemp, NetIQ Senior Vice President of Products will also be joining us during the Q&A session.

              Before I turn the call over to Ching, I need to caution all listeners that statements in this press release and answers to questions, other than statements of historical facts, are forward looking within the meaning of the Private Securities Litigation Reform Act of 1995. Although we believe that the expectations reflected in such forward looking statements are reasonable, we can give no assurance that the expectations will prove to be correct. The company's actual results could differ materially from the results discussed herein. Factors that could cause or contribute to such differences include the risks inherent in acquisitions of technology businesses, including the successful consummation of the merger and the integration of the companies, the failure of the transaction to close due to regulatory obstacles or other factors, the timing and successful completion of technology and product development, the ability to retain key management and hire key executives, technical personnel and other employees. Also changing relationships with our customers, suppliers, strategic partners, unanticipated costs associated with integration activities, as well as customer acceptance of new product offerings and competition in our various product lines. For a more complete discussion of risks and uncertainties, see the sections entitled Risk Factors in NetIQ's and WebTrends' annual reports on form 10-K as filed with the Securities and Exchange Commission.

              Now I would like to turn the call over to Ching.

C. Hwang Thanks, Jim. I'm trilled to be here today with my colleagues to discuss a truly compelling opportunity for NetIQ, WebTrends and their shareholders, customers and employees. Eli, Jim Barth and I would like to spend the next few minutes providing additional context to this announcement. Then we will be happy to take your questions.

              Today's news is truly exciting. Simply stated, the combination of NetIQ and WebTrends leverages the companies' complementary strength to create the leading player of e-Business infrastructure management and intelligence. We are thrilled to be joining forces with such a first rate organization. From a purely macro standpoint, the combined company will have significantly greater size and skill with a market cap in excess of approximately $4 billion. More importantly, the combined company will have a greater product scope, reach and depth. From a strategic standpoint, the combination is a superb fit.

              Both companies have a tremendous amount of momentum and are market leaders in their respective spaces: NetIQ in Windows e-business infrastructure management and WebTrends' in web analytics and e-business intelligence; two areas that have natural synergies. Together the company will be uniquely positioned to provide enterprise organizations, e-Businesses and service providers, the most comprehensive infrastructure management and intelligence solutions for all of the components of their e-Business infrastructure, from the backend servers, networks and the directories, to the front end Web servers and applications. We will exclusively have a full suite of product lines for systems administration, operations management, network performance management, security management, web management and e-Business analytics and intelligence.

              To date, both NetIQ and WebTrends have demonstrated a solid growth and have delivered a strong performance. This transaction is simply the next logical step in the evolution of both companies. For us, it builds on NetIQ's successful merger with Mission Critical, furthering the company's strategy to become the unparalleled leader in the e-Business infrastructure management and intelligence arena.

              From a product strategy perspective, we have been focused, not only on providing the most comprehensive management and monitoring of e-business infrastructures, but providing value beyond management and monitoring by enhancing our product in areas of advanced reporting and analytics concerning systems and application usage. Most specifically, we have focused very recently on delivering advanced reporting and analytics of email servers through the development of AppAnalyzer for Microsoft Exchange and through support of advanced reporting capabilities in AppManager.

              The merger with WebTrends and their strong VRM reporting and analytic platform significantly accelerates the implementation and the delivery of NetIQ's vision, by providing to NetIQ both market-leading products and technology for faster time to market. For WebTrends, Eli will comment on in more detail, it provides a richer platform and more resources to more rapidly evolve their enterprise e-Business analytics and intelligence solutions. There is no doubt that WebTrends is a leader in their field-- with unique strengths in security management and Web analytics and e-Business intelligence, key areas that provide us with a missing link--, "the intelligence"-- to extract and add value to the end of the line elements of e-Business management.

              WebTrends has successfully evolved into an organization whose majority of revenue comes from enterprise class products, which complements our sales and distribution channels. In addition, this transaction is financially compelling and creates significant value for shareholders of both companies. It is expected to be immediately accretive to NetIQ's earnings per share, beginning in the June quarter, before giving effect to amortization charges from the merger. Furthermore, there is a significant growth potential as the combined company capitalizes on considerable cross-selling opportunities from the complementary nature of our product offerings, customer bases, distribution strategies, and brand recognition.

              In addition to NetIQ's headquarters in San Jose, California and the development and operations in Houston, Texas, Raleigh, North Carolina and Bellevue, Washington, the company will maintain significant development and operations in Portland, Oregon where WebTrends is headquartered.

              On the management side, Eli will serve the merged companies as the Chief Strategy Officer and will become a member of the Board of Directors. In addition, Glen Boyd, currently President and Chief Technology Officer of WebTrends will become Chief Information Officer of NetIQ. Dan Meub, currently Chief Operating Officer of WebTrends will become Senior Vice President of WebTrends products.

              With that, I would like to turn over to my new colleague, Eli Shapira, to add his perspective. Eli.

E. Shapira    Thank you, Ching and thank you everyone for joining us this morning for this exciting announcement. I would like to begin by saying that I'm equally excited about this transaction. The combination is truly an ideal strategic and cultural fit-...two key ingredients for making the decision to join the two organizations. The merger of WebTrends and NetIQ joins two leaders in their fields who are primed and ready to capitalize on tremendous synergistic opportunities that we have in products, technologies, distribution and customers.

              As a combined company, we will be able to offer customers the only end-to-end solution for managing both Windows-and non-Windows-based platforms, such as Linux and Sun Solaris, applications and devices and Internet-based systems. With the ability to offer one-stop shopping for customers and true category-defining size, we believe that we are uniquely positioned to take advantage of market trends.

              Just to again give you some quick perspective, according to industry research, the worldwide Internet server market is expected to grow from $13 billion in 1998 to about $38 billion in 2001. And in the e-Commerce markets, spending on software and services is expected to grow to $35 billion by 2002, nearly six times the $6 billion spent in 1998.

              As Ching mentioned, the combination will result in a company with significantly greater size and scope. The combined company is expected to report pro forma calendar 2000 revenues of approximately $160 million, approximately 100,000 products sold to more than 50,000 customers, over 50% of which are Fortune 500 and Global 2000 companies. The combined company will have more than 1,000 employees. Furthermore, we will have a product portfolio encompassing many of the top, brand name in the industry, including WebTrends and NetIQ AppManager.

              In short, this combination will result in greatly enhanced offerings for our collective customers, significant value creation for our shareholders and compelling opportunities for all of our employees. We have a clear vision for integrating these organizations and are very committed to maximizing the potential of the combination. To that end, we are in the process of putting a team and plan together, so that we can begin implementing it as soon as the transaction closes.

              There is obviously a lot to do as we seamlessly execute on our collective vision, but I'm confident we've got the right talent, the right energy levels and the right mindset to deliver on this combination's potential. With that, I'll ask Jim Barth to provide a few additional financial details related to the merger. Jim?

J. Barth Thanks, Eli. Let me spend just a few minutes recapping the terms of the agreement. Under the terms of a definitive merger agreement between NetIQ and WebTrends, which was unanimously approved by the Boards of Directors of each company, WebTrends' shareholders will receive 0.48 shares of NetIQ common stock for each WebTrends common share. Based on NetIQ's closing price of $75.00 on Tuesday, January 16th, yesterday, the transaction is valued at $36.00 per WebTrends' share, or a total of approximately one billion dollars. On a fully diluted basis, NetIQ's shareholders will own approximately 76% of the company and WebTrends' shareholders will own approximately 24%.

              The merger, which will be accounted for as a purchase and is expected to be tax -free to shareholders of both companies, is subject to regulatory approvals, as well as approval by the shareholders of both companies and customary closing conditions. We expect to complete the transaction by the end of the first calendar quarter or early in the second calendar quarter. Following the close of the transactions, there will be approximately 52.3 million primary shares outstanding and approximately 57 million diluted shares, based upon outstanding shares at December 31st, 2000.

              The transaction will result in significant good will, which will be amortized to expense over several years. We plan to complete to total, or compute the total amount of good will and the related charges to operations by the time that we close. Combined total assets at December 31st were more than $530 million, including cash of more than $430 million.

              As Eli mentioned, revenue for the combined companies was more than $160 million, or it's expected to be that as the companies report. This does not include revenue of Mission Critical Software and Ganymede software prior to their merger with NetIQ in May 2000. Though, including those revenues, the combined revenue for the new company for year ended December 31st would be more than $180 million. Our combined quarterly revenues have increased more than 90% year-over-year and for the fourth quarter would be more than $57 million. But of course we will report those revenues and profits shortly.

              In spite of reported weakness in IT spending, our businesses have remained quite strong. Together, we are achieving a gross margin of more than 92% and an operating profit excluding amortization of good will and other intangibles, amortization of stock-based compensation and other related charges of more 15% of combined revenue. The combination is expected to be accretive to shareholders immediately following the close.

              Now before I turn the call back to Ching, I wanted to inform you of NetIQ and WebTrends upcoming earnings announcement. NetIQ will issue its second quarter of fiscal year 2001 earnings announcement on Thursday, January 18, 2001, following the stock market close. Ching, our President and CEO, and I will review second quarter earning in the teleconference at 4:30 p.m. Eastern Standard Time. WebTrends will also release its fourth quarter 2000 and year-end results on Tuesday, January 23rd, following the stock market close. Eli Shapira, Chairman and CEO, and Jim Richardson, Senior VP and CFO, will review those results with the investment community in a teleconference at 2:00 Pacific Standard Time that afternoon. Both companies are expected to report results meeting or exceeding consensus earnings estimates.

              Let me also point out that Jim Richardson has joined our call and will be available for Q&A. Now let me turn the call back to Ching.

C. Hwang Thank you, Jim. I firmly believe that these two organizations are a perfect fit, from both a market and a corporate culture standpoint. We look forward to working with our new colleagues. The strategic rationale is very clear. Each company is a market leader in its respective space. Both companies have highly complementary product offerings, providing considerable cross-selling opportunities. This is a unique value proposition and a great opportunity to capture the overall e-Business infrastructure management market. I can assure you we'll be sharply focused on the integration of the management of this organization for growth and increasing shareholder value.

              Thank you and we are now happy to address your questions.

Coordinator   Our first question comes from Steve Sigmond. Please state your company name.

S. Sigmond    Dain Rauscher Wessels, thanks.  Ching and Eli, congratulations.
              You mentioned in the press release, 52,000 joint customers. I'm just wondering if you can give any kind of a quantitative sense as to what the degree of overlap is, as you look at the customer base and also your go-to-market strategy and how you are going to cross-sell.

E. Shapira    Thank you, Steve. This is Eli. We have not done fully that analysis yet. I'm sure that both companies are selling to Fortune
              500 and Global 2000 companies, so I'm sure that there is some overlap. At the same time, there is a huge opportunity where there is no overlap, which is probably the majority of the customers for us to go to our mutual installed base and offer our product lines. There is, again, a lot of synergies and almost no overlap from a product perspective, so I think that we are very well positioned to capitalize on that opportunity.

S. Sigmond    Can you talk a little bit, Eli: WebTrends has historically sold both to IT and to marketing. It's my understanding that NetIQ is a little bit more on the IT side. Can you talk about how this broadens the constituency as to who uses the software within the customer base and how that will affect the selling strategy going forward?

E. Shapira    Absolutely.  I think that both companies have really been focusing over the last few years on the CIO as the primary customer at the enterprise level. At the same time, the information that we provide to our customer can be used by a variety of different departments and divisions across the enterprise. Therefore, both companies are delivering the type of information and reports that can serve the executives and managers outside of the IS -IT group. I think that, that diversification process, in terms of our customer base and expanding that opportunity beyond the IS and the IT department is something that is very compelling for the combined company.

S. Sigmond    Okay, thanks and congratulations again.

Coordinator   David Eller, you may ask your question and please state your company name.

D. Eller David Eller with CSFB. Congratulations on a good transaction. I was just hoping to cover a quick product question. Since there seems to be very little overlap between the product lines, what are your strategies, in terms of product bundling going forward? Also, will that effect pricing in any way? And actually one additional question, will the experience from WebTrends developing UNIX and LINUX based agents help NetIQ in any way, in terms of their product architecture?

T. Kemp. This is Tom Kemp. Good morning, David. In terms of new product and what comes out, obviously NetIQ coming into this merger has three product lines focused on network performance management, operations management and directory administration. WebTrends has e-Business systems management and e-Business intelligence. The cool thing is that there is no overlap with the various product lines. But, it turns out that both companies actually have security management offerings.

              In the case of NetIQ, Security Manager, which performs real time intrusion detection, and in the case of WebTrends, the firewall product that provides management of firewall environments or reporting off of that, as well as a security analyzer that provides security assessment and analysis. What we envision is taking the security manager and taking the firewall and security analyzer product and actually creating a new product line that provides basically a complete solution for security assessment, real time intrusion detection and reporting. And off of that, as a security management suite, in terms of that product that you can buy together or individually as well.

              This is one of the upsides of us coming together. Everyone thinks of WebTrends as being the premier provider of Web traffic analysis, as well as visitor relationship management. But then it turns out that they have a very strong IT offering, focused on infrastructure management as well that complements what we offer. So we see a lot of synergies, in terms of the ability to sell those products into the NetIQ installed base. As of now, there is no plan, so we don't envision any changes in the pricing. But moving forward as we come up with some interesting packaging or bundles, there could be some things happening. But as of right now, there are no plans or no changes.

              And with respect to the cross-platform, yes, one of the things that NetIQ was looking to do, was not only move up the food chain, in terms of going beyond monitoring and managing of the infrastructure, but the providing of analysis and analytics. WebTrends is the leader in that, so we feel that there is a lot of synergies to apply the analysis and reporting capabilities back into our monitoring and management products. But there is also the opportunity to leverage their cross-platform capabilities, specifically their capabilities in the Linux and Solaris environment. So we do have a lot of synergies going on with our existing Windows focused products and being able to leverage the great work that Eli's developers have done up in Portland.

Coordinator   Sarah Mattson you may ask your question and please state your company name.

S. Mattson    I'm with Dain Rauscher Wessels and I will add my congratulations to the merger. Let me start with a sales force question.
              Obviously NetIQ did a great job of integrating the Mission
              Critical sales force last year. But I wonder if you could spend a few minutes talking about how you intend to organize the sales forces of the WebTrends/NetIQ sides. And if you intend to merge them on a product basis, or whether you intend to at least over the short-term time horizon, maintain separate selling organizations for the respective products.

E. Shapira    This is Eli.  Obviously there are tremendous synergies between the sales forces. We are currently working on a plan that will integrate it into one sales force that will work worldwide. Both companies are using very similar methodologies in the market, in terms of delivering our products and distributing them to the enterprise. We both have combinations, for example, of inside sales forces working together with the field sales force, a two-tier distribution strategy and international distribution strategy. So from that perspective, there are very strong synergies. Our goal is obviously to combine the sales force and to grow it into a fairly powerful distribution channel for the very broad product line that the combine, that the combined companies will have.

S. Mattson    How many quota carrying directed telesales folks will the combined company have?

J. Barth The combined company has today about 400 total people in the sales organization. Roughly half of those will be quota carrying. We'll leave the specific analysis to the individual conference calls. I would also like to point out that we will give our revised, combined guidance for the companies, most likely on the back-end of the WebTrends conference call on the 23rd of this month.

S. Mattson    Okay, fair enough and one, last question, on the Microsoft side, obviously it's an important relationship to NetIQ. Can you give us some perspective on how Microsoft views this merger and also if there's any partnership on the WebTrends side with Microsoft.

T. Kemp I will take the first part; this is Tom Kemp. In our discussions with our contacts and business people and product people at Microsoft, it's been viewed very positively. In fact, when we did the Microsoft Operations Manager deal, in terms of setting up the relationship, which makes us Microsoft's premier ISV for operations management, we specifically identified a couple of areas in which, that we wanted Microsoft to identify us as having the best solution for their systems management environment. One of those areas was analytics and reporting, because we knew that we would be going in that direction with the existing AppAnalyzer and AppManager technology. But we also knew that, that was a focus from a product strategy perspective.

              We discussed upfront, early on, even before this deal was happening that this is an area where we really wanted to add value in the Microsoft platform environment. I think the relationship that we have with Microsoft will really be leverageable, in terms of selling the WebTrends in the Microsoft environment, given the relationship and technology that we currently have. I'll let Eli talk about the relationship with Microsoft from his perspective.

E. Shapira    Sure, thanks, Tom.  WebTrends first of all has their entire product line available for the Microsoft Windows platform. It is the platform that all of our products are available for first. We are a partner of Microsoft, both on their warehousing front, and on the Internet server front. We provide support for all of the different Internet servers and Internet technologies that Microsoft provides. So from a product and technology perspective, obviously there are tremendous snyergies there. From an opportunity perspective, I think that we have an opportunity there to enhance the relationship and Microsoft and [inaudible] it.

S. Mattson    Great, thanks very much and congratulations again.

Coordinator   Brad Eichler, you may ask your question and please state your company name.

B. Eichler    Brad Eichler, Stephens, Incorporated. Congratulations on your deal, two questions. Eli, when we look at WebTrends, obviously you have a solid balance sheet. You're profitable. There is no immediate motivation to merge from a financial perspective, so what were the key motivating factors from WebTrends' perspective that pushed you [ inaudible ]doing this deal. What I mean I guess is, is there something that you felt that you could not accomplish in today's market, a direction that you needed to head without this type of transaction?

E. Shapira    Thank you.  Really, the opportunity that we have identified, to create a larger company with a much stronger presence in the market, in terms of distribution channel and a much broader product line and the very compelling offering for our customers.
              I think that the tremendous synergies between the companies from a financial perspective, from a cultural perspective, from the fact that there was very little overlap. This is obviously not a type of merger of two competitors that wanted to eliminate the other, or the merger for the purpose of cutting cost.

              This is really a merger for the purpose of accelerating growth and creating a bigger opportunity for the combined company and for our customer base. It was very easy to see to the synergies right from the start, both in product, in people and from a financial perspective. It was an opportunity obviously to deliver greater shareholder value for both companies. Together, to get such a strong distribution and sales channel worldwide, is really something that was very compelling for both companies.

B. Eichler    The second question is for Ching.  What is your average selling price on your product and where is kind of your fastest growth area today?

C. Hwang The ASP [inaudible] is around $30,000 to $40,000. The fastest growing area is in the operations management, which is an area that we licensed a subset of our technology to Microsoft, to become a Microsoft standard operations management platform.

B. Eichler    Thank you.

Coordinator   Wendell Laidley, you may ask your question and please state your company name.

W. Laidley    Ching and Jim, this is becoming a regular event now, huh?  Three questions: first could you talk a little bit about the integration strategy and how you are assigning responsibility in bringing the two companies together?

              Secondly, Jim, maybe if you could talk about the combined growth rates and margin profile for the combined entity.

              Third question for Eli: I wonder if you could talk a little bit about the revenue opportunity, how that changes when WebTrends analytics and security products are packaged as a part of a bundled suite, along with NetIQ's management products, thanks.

C. Hwang Let me take on the integration issue. Wendell, as you know, we announced the Mission Critical and NetIQ merger about a year ago. We certainly did a pretty job, in terms of integrating the two organizations into a very powerful player in the Windows/NT, e-Business infrastructure management. So, built on a successful integration experience there, we have also identified a key executive in each functional area. We are also putting together a team to help with integration.

              Certainly we have talked to all the key people, including the two founders of WebTrends. We have very high confidence that they will be excited, and they have been excited as we are. We will work as a team to build on this very compelling basis to further opportunities for the company, employees and customers moving forward. So we are very confident that we will be able to have a very smooth and successful integration for this one.

J. Barth Wendell, let me take a shot at the question regarding growth and margins. Both companies have really experienced very rapid growth. If you look at WebTrends results, and of course they are on a calendar year, they reported last year in 1999, about $20 million in revenue and that has grown to what we expect them to report of more than $60 million in revenue for the current year 2000. That growth rate, of course going forward is expected to decline a little bit, but the last consensus number I saw for 2001 was slightly more than $100 million in revenue.

              NetIQ has seen very rapid growth as well, in excess of 70%, 80% recently. I think we need to continue to point out that we are both selling into a very underpenetrated market, so there is a huge opportunity. Our businesses have remained strong, all the way through the most recent quarter.

              With respect to margins, WebTrends reported an operating margin in the September quarter of 15%. NetIQ reported an operating margin in the September quarter of 16%, excluding amortization of good will, stock based compensation charges and similar items. I think both companies have given previously guidance that they expected operating margins to improve a bit. So this is a signal I believe of the combined strength of the company going forward. We do expect to see very rapid growth and improvements in margins.

E. Shapira    From a product perspective, obviously both companies have
              tremendous opportunities, taking each other's products to their respective customer base, offering some of the WebTrends products as either modules or cartridges. There plugging into the AppManager or Operation Manager platform of NetIQ is one opportunity. There are many other opportunities that we're exploring right now.

              Just to give one example, on the WebTrends side, NetIQ has a terrific product that provides intelligence reporting and analysis for email servers, which is something that WebTrends doesn't have right now. One opportunity will be to brand it under the WebTrends name and offer it to the 50,000 customers that have an installed base of WebTrends. So those types of opportunities are being identified as we speak. Some of them are very obvious low hanging fruit that we're going to capitalize on as quickly as we can. There are many others that we will continue and explore as we go through the integration here.

Coordinator   Chris Galvin, you may ask your question and please state your company name.

C. Galvin     JP Morgan H&Q.  Congratulations as well.  Being newer to the
              WebTrends story, I was wondering if you could spend a little bit more time running through a typical WebTrends quarter, in terms of breakdown of revenue in the different area. And then over the last few quarters if you could spend a little bit more time talking about where the momentum has been on the WebTrends product side, which particular products have been doing particularly well. Thanks.

M Jim Richardson, do you want to take that call?

J. Richardson Sure, and I will start on it and Eli can elaborate with color around the edges. We obviously, focused as has been discussed earlier in the call on materials on both e-Business intelligence focused products and systems management products. Probably earlier in the company's history, there was a greater focus initially on systems management. We have combined those over the last several quarters, whereby they are probably the two general areas of our business that are about equal in size. We're seeing very good strength in both areas, as far as growth, both with new customers and repeat customers. We have seen a bit of additional focus that we've had over the couple of quarters, which I think we all see as an important upside opportunity, with regard to our VRM strategy and the type of partnerships that afford us in that area that have great potential.

              Perhaps Eli would like to spend a minute on that and then we can get back into numbers, if we haven't been sufficiently detailed on the numerical side.

E. Shapira    Sure, Jim.  From WebTrends product perspective, we really have product in three different segments: the entry level, the mid-tier and what we call the high-end or the enterprise. The entry level products are primarily selling from $500 to $5,000.
              Those customer transactions are being primarily moved through the distribution of online channels. We are really trying to not distract our sales force, our direct sales force, with entry level products.

              The majority of the growth that WebTrends has seen over the last 12 months is in the mid-tier and high-end product. The mid-tier products are selling anywhere from $5,000 to $50,000 and those go primarily to our inside sales channel and to our international distribution channel and obviously through the VARS.

              The higher end products and the MSP market, where we have our field sales enterprise sales force focusing and our MSP field sales operations focusing on, our transactions there are between $50,000 and a million dollars. You will find there products like [inaudible] VRM or the enterprise reporting server that is selling very well into the service provider market. But that can give you a little bit of flavor, in terms of the type of product that we have, the pricing range on each and every segment and distribution channels that we're using for each and every product group.

              Obviously there is a lot teaming within the sales force, upsizing opportunities as those are created and a lot of synergies between the inside sales team and the field sale team operations.

C. Galvin     On the WebTrends side, can you maybe go into a little bit more detail on how the average deal size has changed? It sounds like with some of your more enterprise oriented products, it's gone up. Can you quantify that?

E. Shapira    It's gone up substantially over the last few quarters, primarily at the mid-tier again and the enterprise, where we are seeing the majority of the growth. Over the last three or four quarters, we've seen a sequential growth, substantial sequential growth of deals above $75,000. We also increased prices on our mid-tier or enterprise products almost every quarter for the last four quarters. And at the beginning of this quarter, we've seen about a 25% to 30% price increase again for our mid-tier products and for enterprise reporting servers. So we are seeing a healthy growth is ASP's.

              Obviously every product and segment and every deal has a different type of situation. The CommerceTrends product, which is our higher end enterprise offering, we've seen in Q3, an average deal size there north of the $100,000. That increased again in Q4, we're probably going to provide more details on that on our earnings call next Tuesday.

Coordinator   Jennifer Jordan, you may ask your question and please state your company name.

J. Jordan     Good morning and congratulations. This is Jennifer Jordan from
              Wells Fargo Van Casper. Quickly I'd love it if the people from NetIQ, since I'm new to your story, would give a run down that's a flip side of Chris Galvin's question, which is basically where has revenue growth been tracking over the past few months? What are your key product areas where there has been the highest growth and what is on distribution channels and pricing there?

J. Barth Why don't I cover some of the fundamental metrics and then maybe turn it over to Tom to give any kind color commentary on products?

              NetIQ has been shipping three product lines really as Tom mentioned earlier, administrative products and they have represented about 23% of the September quarter's revenue, operations, management products, which is the Operations Manager and AppManager product suite. That represented about 55% of our revenue in the September quarter. Networking products accounted for about 10% of our revenue. The operations manager piece that is licensed to Microsoft represented about 12%.

              I'd say the growth of the product over the last several quarters has been principally in the AppManager suite, although all of the products have grown. The biggest growth has probably been in AppManager suite and that is a suite of products that have now more than 40 individual products.

              In the administrative product area, one of the products that is fairly new is our migration tools set. We were proud to announce earlier that Microsoft has been licensed to use the full suite of our migration tools in connection with their enterprise level customer support service, consulting services. That is giving us a lot of leads and upsell opportunities. We do expect as Windows 2000 takes off here in the next several quarters, that that will lead to increased revenues on the administrative side.

              Tom do you want to add anything to that, from a product point of view?

T. Kemp We are clicking on all fronts, in terms of the products. We've actually recently introduced some new products that we feel will keep the growth going. Specifically, we introduced the security manager product that I referenced before, which provides real time intrusion detection. And if you add that with WebTrends' security analyzer and the firewall management product, we feel that we actually have a very compelling security management story. Again, I think this is one of the things that when people think of WebTrends, they think of the industry and brand technology leader in Web analytics and e-Business intelligence. But they've got a very strong offering in security and if you combine it with our security offering as well as our administrative capabilities, I think you'll see the opportunity for us to take a leadership position, in terms of the depth and breadth of capabilities that we offer.

              We also released the AppAnalyzer product for Exchange and also started doing a better job of cross-selling the network performance management products, the Pegasus end-to-end performance management product into our operations installed base. So frankly, if you look at each product line, we have the leading product in the market in the network performance side; the Chariot product has over 1,000 customers itself. In the administration product line, our directory and resource administrator by far is the leader, in terms of customers, in terms of revenue vis-a-vis the competition there.

              In the operations management space, AppManager and Operations Manager, we have a significant lead there. And then given the relationship that we struck with Microsoft, I think that we're also in a very special situation, in terms of licensing our technology to Microsoft and being able to provide value added around that infrastructure. And given the endorsement from Microsoft as being their premier ISV for operations management should also bode very well for us. In addition, in the next few months, we're going to be announcing at least three new products as well in various areas, such as in the migration area, etc. Things seem to be clicking on all fronts for all the product lines.

J. Jordan     Excellent, it sounds great.  And if I can just have one follow up here, WebTrends has some significant relationships with people who are outside of the Microsoft framework: Sun, CA, Siebel, Oracle. I'm wondering about how you plan to capitalize on those relationships and whether you see your ties to Microsoft as having any impact there.

T. Kemp No, I think that we've always positioned ourselves as, what we're shooting for is e-Business infrastructure management and intelligence. NetIQ happens to come from the Windows centricity because that was a underserved market. It was an opportunity for us to start from scratch and build the leading product and technology, etc. So even though we're having Microsoft centricity and we're proud of that, we're shooting for the overall e-Business management and intelligence market.

              From a product rationale as we were looking at what we wanted to accomplish, we wanted to accomplish in providing enhanced intelligence and analytics to our infrastructure management solution. WebTrends gives us that. We wanted to go cross platform. WebTrends gives us that. We wanted to branch out and provide additional security management capabilities. And it turns out WebTrends gives us that. And finally, we wanted to provide more and e-Business and Web management intelligence analytics because we saw the significant interest in what we were doing on the exchange side would be applicable, in the email side would be applicable to Web market as well.

              WebTrends by far is the market brand industry leader, 50,000 customers, just an incredible market share, market presence, very profitable. It just made so much sense to bring the two together.

C. Hwang This is Ching. I would also like add, a major objective of the Microsoft's deal is to use Microsoft operations management platform, based on the technology that we license, that's the platform to manage a multi-platform [inaudible] environment. As Tom just mentioned, we have been identified as the premier ISV to provide the management, operations management solutions for the Microsoft platform and the non-Microsoft applications. So this arrangement, the deal with WebTrends and certainly the cross-platform technology that we can leverage from them really accelerate our entry into the non-Microsoft platform and application management.

T. Kemp So we definitely see that when we go out and talk to some of the partners that

              WebTrends has already partnered with, we're going to be able go in there and just offer more products and solutions around, for example, some of the firewall products or the CRM vendors and the content management vendors that WebTrends has historically dealt with.

              And on the flip side, this will allow WebTrends to go into some of our partners, such as the large system integrators, such as Compaq who is reselling our products on a worldwide basis; of course, Microsoft. So there is a lot of, not only a strategic partnerships opportunities and synergies, but also channel synergies as well.

Coordinator   Jim Mendelson, you may ask your question and please state your company name.

J. Mendelson  Wit SoundView, just a question really directed at Ching, with respect to the dramatic evolution that we've seen at NetIQ over the past 18 months in the sense of Mission Critical, Ganymede combination, the Microsoft deal and now WebTrends. Are you largely finished, in terms of assembling what you think the right range is for the moment? Or should we anticipate further transactions, large or small?

C. Hwang Thanks, Jim. As you all know, with the merger, with Mission Critical Software and NetIQ, we have pretty much established us as the leader for the end-to-end, most comprehensive management for Windows, [inaudible] management. Now this deal, basically strengthens our goal to become the leading vendor for the overall e-Business infrastructure management, providing end to end, all the way from the network, servers, directories, to Web applications and beyond. Certainly, we're going to be busy for a while with the integration and [inaudible] the synergies between the companies.

              So we're busy for a while and you never know. Like when we did the deal with Mission Critical a year ago, we were tied up for a while, but we have smooth integration. So after we are done with this one, [inaudible] just keep accelerating our growth and try to find the areas where you need to complement our goal to become the overall e-Business infrastructure management.

Coordinator    David Breiner you may ask your question and please state
              your company name.

D. Breiner    Prudential Securities. Congratulations all around. A few questions here, I guess that the first one is for Eli. Eli, could you talk about enterprise percent of revenue in the past few quarters and how that is trending as you look ahead a few quarters?

              Secondly, obviously in addition to your enterprise customer base, you've got a significant mid-market presence. I am wondering what kind of cross sales opportunities that presents for the NetIQ product line? Then I've got a follow up question.

E. Shapira    Sure, we've talked to our shareholders in each of the conference calls and our releases over the last three or four quarters about the tremendous progress we're making in the enterprise market.
              The introduction of CommerceTrends, version 3.0 and the additional applications for that platform over the last couple of quarters obviously accelerated that part of our business. We've seen deals above $75,000 grow sequentially between 50% and 75% for a number of quarters now. We are very pleased with the progress that we are making there. Obviously we are investing a lot in the enterprise sales channel. We have a much bigger presence today than we had a year ago.

              WebTrends, with the introduction of CommerceTrends and the enterprise reporting server, those are becoming a very strategic partner and not just a software provider for our customers. They are literally running very important parts of their e-Business on our platforms today. Our platforms are very strategic to them as they also connect and interact with other important business platforms. So from that perspective, we're talking obviously to the right customer at the right level and that creates tremendous opportunities for the combined company to make strategic decisions about our combined product lines and obviously do it with a very well distributed and an enterprise field sales force that has a much bigger presence worldwide.

D. Breiner    Okay, then in terms of the mid-market opportunity for the NetIQ product line and to what extent that might be additive to your planning assumptions?

J. Barth David, let me try to answer that. Certainly, the mid-market will be a good opportunity for NetIQ from a cross-sell point of view. I think the key thing that that suggests is how large the market really is. We've been saying for some time that the operations management market is very underpenetrated. NetIQ had reported total number of customers as of September of roughly 2,300. If you now look at another 50,000 customers, you start to get a sense for the opportunity I think that's really at hand.

              We have obviously not put in place any other cross-sell programs, but you can be certain that we will be looking very hard at doing that.

D. Breiner    Okay and then just lastly, are there any particular metrics beyond the obvious ones that you'd point us towards as we track the success of this merger from a product and channel overall standpoint?

J. Barth I think that we'll probably hold off on any guidance until WebTrends announces their earnings on the 23rd and we'll probably piggyback on that conference call to give additional guidance. I think at that time, we'll give you some sense of what metrics to expect. But from a financial point of view, clearly this is a terrific merger. It makes sense because of both companies rapid growth rate, both companies operating profitability, which can continue to expand. As we do the rest of our product planning, I think that there is a huge opportunity for additional growth beyond what we've demonstrated in the past.

Coordinator   There are no further questions.

J. Barth Ladies and gentlemen, thank you very much, we appreciate your participation. I know that there were a lot of you on the call this morning. This is a very important merger from a strategic sense for us. We think that there is tremendous opportunity for shareholders. We invite you to listen in to our individual conferences tomorrow for NetIQ and on the 23rd next for WebTrends. Of course in the meantime, we have businesses to run and we'd like to tell you about that as well.

              Again, thank you very much and we'll be anxious to talk to you over the next week. Thank you.

NetIQ Corporation, its officers and directors may be deemed to be participants in the solicitation of proxies from NetIQ's shareholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in NetIQ's proxy statement filed with the SEC on October 6, 2000. This document is available free of charge at the SEC website at www.sec.gov and from the NetIQ Corporation contact listed below.

         WebTrends Corporation, its officers and directors may be deemed to be participants in the solicitation of proxies from WebTrends shareholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in WebTrends' proxy statement filed with the SEC on April 4, 2000. This document is available free of charge at the SEC website at www.sec.gov and from the WebTrends contact listed below.

SHAREHOLDERS OF WEBTRENDS AND NETIQ ARE URGED TO READ THE JOINT PROXY STATEMENT-PROSPECTUS TO BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 TO BE FILED BY NETIQ WITH THE SECURITIES AND EXCHANGE COMMISION BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. UPON FILING WITH THE SEC, THIS DOCUMENT WILL BE AVAILABLE FREE OF CHARGE ON THE SEC WEBSIDE AT WWW.SEC.GOV AND FROM WEBTRENDS CORPORATION AND NETIQ CORPORATION THROUGH THE CONTACTS LISTED BELOW.

Contacts:

For WebTrends Corporation

Bill Schneider, Press Relations
(503) 294-7025 ext. 2362
bschneider@webtrends.com

Nanci Werts, Investor Relations
(503) 294-7025 ext. 2564
investor@webtrends.com

NetIQ Corporation

Susan Torrey, Press Relations
(713) 548-1863
susan.torrey@netiq.com